United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

March 2017

Vale S.A.

Avenida das Américas, No. 700 – Bloco 8, Sala 218
22640-100 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	4

Press Release

Vale informs on the evolution of the Coal transaction with Mitsui

Rio de Janeiro, March 15th, 2017 — Vale S.A. (Vale) informs it is about to complete the equity transaction with Mitsui & Co., Ltd. (Mitsui) associated with the divestment of part of its interest in the Moatize coal mine and in the Nacala Logistics Corridor (NLC).

Vale expects to receive about US$ 770 million after the completion of the equity transaction with Mitsui, and raise up to US$ 2.7 billion upon closing of the Project Financing. The completion of the equity transaction is expected to occur by the end of March, 2017, when Vale will receive US$ 733 million, with the remainder amount to be received upon closing of the Project Financing.

Vale’s decision to complete the equity transaction prior to the signing of the Project Financing is a major milestone for the NLC as it demonstrates our confidence on the progress of the Project Financing, which completion is expected to occur during the course of 2017. If the signing of the Project Financing is not achieved until the end of December 2017, Mitsui has certain rights to transfer their participation in the Moatize coal mine and the NLC back to Vale.

The anticipation of the disclosure of this transaction is to comply with CVM recommendation related to the acquisition of preferred shares or ADRs by Vale´s management concerning our Matching Programs of 2014, 2016 and 2017, filed at CVM under the protocols 408299, 004170IPE1803200160104244705-84, and 004170IPE010220170104278111-30, respectively, which will occur this week.

For further information, please contact:

+55-21-3485-3900

Andre Figueiredo: andre.figueiredo@vale.com

Carla Albano Miller: carla.albano@vale.com

Fernando Mascarenhas: fernando.mascarenhas@vale.com

Andrea Gutman: andrea.gutman@vale.com

Bruno Siqueira: bruno.siqueira@vale.com

Claudia Rodrigues: claudia.rodrigues@vale.com

Denise Caruncho: denise.caruncho@vale.com

Mariano Szachtman: mariano.szachtman@vale.com

Renata Capanema: renata.capanema@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), and the French Autorité des Marchés Financiers (AMF), and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ André Figueiredo
Date: March 15, 2017		Director of Investor Relations